UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MULTI-COLOR CORPORATION
(Name of Issuer)
Common Stock
(Title of Class of Securities)
62583104
(CUSIP Number of Class of Securities)
Mark Getachew, Esq.
Willkie Farr & Gallagher
787 Seventh Avenue
New York, NY 10019-6099
(212) 728-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 24, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.: ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 62583104	Page 2

1	NAME OF REPORTING PERSONS Constantia Flexibles Holding GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,383,170
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,383,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,383,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.49% (1)
14	TYPE OF REPORTING PERSON* OO

(1)   Percent of Common Stock calculated based on 20,517,424 shares of Common Stock of the Issuer outstanding as of January 31, 2019 (as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the three-month period ended December 31, 2018, as filed with the Securities and Exchange Commission (the “SEC”) on February 11, 2019).

CUSIP No. 62583104	Page 3

1	NAME OF REPORTING PERSONS Constantia Lux S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,383,170
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,383,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,383,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.49% (1)
14	TYPE OF REPORTING PERSON* OO

(1)
Percent of Common Stock calculated based on 20,517,424 shares of Common Stock of the Issuer outstanding as of January 31, 2019 (as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the three-month period ended December 31, 2018, as filed with the SEC on February 11, 2019).

CUSIP No. 62583104	Page 4

1	NAME OF REPORTING PERSONS Constantia Lux Parent S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,383,170
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,383,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,383,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.49% (1)
14	TYPE OF REPORTING PERSON* OO

(1)          Percent of Common Stock calculated based on 20,517,424 shares of Common Stock of the Issuer outstanding as of January 31, 2019 (as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the three-month period ended December 31, 2018, as filed with the SEC on February 11, 2019).

CUSIP No. 62583104	Page 5

1	NAME OF REPORTING PERSONS Wendel SE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,383,170
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,383,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,383,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.49% (1)
14	TYPE OF REPORTING PERSON* OO

(1)
Percent of Common Stock calculated based on 20,517,424 shares of Common Stock of the Issuer outstanding as of January 31, 2019 (as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the three-month period ended December 31, 2018, as filed with the SEC on February 11, 2019).

CUSIP No. 62583104	Page 6

1	NAME OF REPORTING PERSONS Wendel-Participations SE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,383,170
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,383,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,383,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.49% (1)
14	TYPE OF REPORTING PERSON* OO

(1)
Percent of Common Stock calculated based on 20,517,424 shares of Common Stock of the Issuer outstanding as of January 31, 2019 (as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the three-month period ended December 31, 2018, as filed with the SEC on February 11, 2019).

SCHEDULE 13D

Item 1.	Security and Issuer.
This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the Schedule 13D filed by Constantia Flexibles Holding GmbH (“CFlex Holding”), Constantia Lux S.à r.l. (“CFlex Sarl”), Constantia Lux Parent S.A. (“CFlex Parent”), Wendel SE (“Wendel”) and Wendel-Participations SE (“Wendel Participations” and, together with CFlex Holding, CFlex Sarl, CFlex Parent and Wendel, each a “Reporting Person” and collectively the “Reporting Persons”) on November 9, 2017 (as amended, the “Schedule 13D”) with respect to the common stock, no par value (the “Common Stock”), of Multi-Color Corporation, an Ohio corporation (the “Issuer”). The principal executive office of the Issuer is located at 4053 Clough Woods Drive, Batavia, Ohio 45103, United States.
Except as otherwise provided by this Amendment, the Schedule 13D remains unchanged.

Item 4.	Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented with the following:
The information set forth in Item 6 of the Schedule 13D under “Voting Agreement” is hereby incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) CFlex Holding, CFlex Sarl, CFlex Parent, Wendel and Wendel Participations each beneficially owns 3,383,170 shares of Common Stock. The 3,383,170 shares of Common Stock represent approximately 16.49% of the outstanding shares of Common Stock, based on the 20,517,424 shares of Common Stock outstanding as of January 31, 2019 (as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the three-month period ended December 31, 2018, as filed with the SEC on February 11, 2019).
(b) CFlex Holding, CFlex Sarl, CFlex Parent, Wendel and Wendel Participations each have shared power to dispose or to direct the disposition with respect to the 3,383,170 shares of Common Stock.
(c) The Reporting Persons have not effected any transaction with respect to the shares of Common Stock during the past 60 days.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented with the following:

Voting Agreement

On February 24, 2019, the Issuer, W/S Packaging Holdings, Inc., a Delaware corporation (“Parent”), and Monarch Merger Corporation, an Ohio corporation and a wholly-owned subsidiary of Parent (“Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, subject to the satisfaction or waiver of the conditions set forth therein, Sub will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Parent. The board of directors of the Issuer has unanimously approved the Merger Agreement, the Merger and the other transactions contemplated thereby. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Voting Agreement (as defined below).

On February 24, 2019, in connection with the execution of the Merger Agreement, CFlex Holding entered into a Voting and Support Agreement with Parent and Sub (the “Voting Agreement”). Pursuant to the Voting Agreement, CFlex Holding has agreed, among other things, to vote in favor of the approval and adoption of the Merger Agreement. The Voting Agreement contains restrictions applicable to CFlex Holding similar to those in the Merger Agreement prohibiting solicitations of Competing Proposals, subject to the terms and conditions therein. The Voting Agreement automatically terminates and expires upon the earliest of: (i) the mutual written agreement of the parties thereto; (ii) the Effective Time; (iii) the entry into, or effectiveness of, any amendment to or modification of, or the grant of any waiver of, any provision of the Merger Agreement that (x) would reduce, or alter the form of, the Merger Consideration, (y) would have the effect of adding any conditions precedent to the consummation of the Merger, the closing of the Merger or the Effective Time, or (z) would, or would reasonably be expected to, reduce CFlex Holding’s rights, or increase CFlex Holding’s obligations or liabilities, under the Voting Agreement, in the case of each of the foregoing clauses (x), (y) and (z), without the prior written consent of CFlex Holding; (iv) the termination of the Merger Agreement pursuant to the terms therein; (v) the board of directors of the Issuer making a change of its recommendation to the Company’s shareholders; (vi) any termination of any other Support Agreement; and (vii) the Outside Date.

The foregoing description of the Merger Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which was attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on February 25, 2019. The foregoing description of the Voting Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the complete text of the Voting Agreement, a copy of which is attached as Exhibit 99.1 to the Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
Item 7 is hereby amended and supplemented with the following:

Exhibit No.	Exhibit Description

2.1
Agreement and Plan of Merger, dated February 24, 2019, by and among the Issuer, W/S Packaging Holdings, Inc. and Monarch Merger Corporation (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on February 25, 2019).

99.1	Voting and Support Agreement, dated February 24, 2019, by and among CFlex Holding, W/S Packaging Holdings, Inc. and Monarch Merger Corporation.*

*	Filed herewith.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: February 26, 2019

CONSTANTIA FLEXIBLES HOLDING GMBH

By:	/s/ Alexander Baumgartner
Name: Alexander Baumgartner
Title: CEO

By:	/s/ Martin Schneeweiß
Name: Martin Schneeweiß
Title: General Counsel

CONSTANTIA LUX S.À R.L.

By:	/s/ Roland Lienau
Name: Roland Lienau
Title: Director

By:	/s/ Jean-Yves Hémery
Name: Jean-Yves Hémery
Title: Director

CONSTANTIA LUX PARENT S.A.

By:	/s/ Roland Lienau
Name: Roland Lienau
Title: Director

By:	/s/ Jean-Yves Hémery
Name: Jean-Yves Hémery
Title: Director

WENDEL SE

By:	/s/ André François-Poncet
Name: André François-Poncet
Title: CEO

WENDEL PARTICIPATIONS SE

By:	/s/ François Carrega
Name: François Carrega
Title: Managing Director